October 24, 2017

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Attn:	Irene Barberena-Meissner

Re:	Alta Mesa Holdings, LP
Registration Statement on Form S-4 filed October 4, 2017
File No. 333-220789

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Alta Mesa Holdings, LP (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that such Registration Statement will be declared effective at 4:00 p.m., Washington, D.C. time, on Wednesday, October 25, 2017, or as soon as practicable thereafter.

Very truly yours,

ALTA MESA HOLDINGS, LP

By:	Alta Mesa Holdings GP, LLC, its general partner

/s/ Harlan H. Chappelle
Harlan H. Chappelle
President and Chief Executive Officer

cc:	William B. Nelson, Haynes and Boone, LLP